P.E. 1/17/02
0-13109

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

02012884

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Press Release issued January 17, 2002

Annual Filing – Form 28

LAIDLAW INC.
(Translation of registrant's name into English)

3221 North Service Road, Burlington, Ontario Canada L7R 3Y8
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F _____ Form 40-F √

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934]

Yes √ No___

Laidlaw Inc. Announces Late Filing of Financial Statements

Burlington, Ontario...January 17, 2002, / CNW/ - Laidlaw Inc. (TSE:LDM) announced today that it will be unable to file its audited results for the fiscal year ended August 31, 2001 by the filing date required under the Securities Act (Ontario).

The preparation and filing of the financial statements was delayed as a result of the ongoing litigation involving Laidlaw's bondholders, Laidlaw and certain other defendants, including Laidlaw's auditors. As a result of the agreement in principle to settle this litigation, Laidlaw will now seek the approval of the bankruptcy court in the U.S. to, among other things, retain its auditors for purposes of performing the audit. Laidlaw anticipates filing the financial statements on or before April 30, 2002.

In June, 2001, Laidlaw Inc., and five of its subsidiary holding companies – Laidlaw Investments Ltd., Laidlaw International Finance Corporation, Laidlaw One, Inc., Laidlaw Transportation, Inc. and Laidlaw U.S.A., Inc. filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code in the United States Bankruptcy Court for the Western District of New York. At the same time, Laidlaw Inc. and Laidlaw Investments Ltd. filed cases under the Canada Companies' Creditors Arrangement Act in the Ontario Superior Court of Justice in Toronto, Ontario. Pursuant to this reorganization, Laidlaw and the relevant subsidiaries currently operate under a stay of proceedings. Laidlaw's plan of reorganization, as filed, contemplates no distribution of value to holders of Laidlaw's equity.

Due to the late filing of the financial statements, Laidlaw's securities may be subject to a cease trade order affecting certain members of management and insiders of Laidlaw. However, if Laidlaw fails to file its financial statements by March 18, 2002, a cease trade order may be issued affecting all of Laidlaw's securities.

In accordance with OSC Policy 57-603, Laidlaw intends to satisfy the provisions of the alternate information guidelines until it has satisfied its financial statement filing requirements by filing with the relevant securities regulatory authorities throughout the period in which it is in default, the same information it provides to all of its creditors at the times the information is provided to the creditors and in the same manner as it would file a material change report pursuant to the Securities Act (Ontario).

Laidlaw Inc. is a holding company for North America's largest providers of school and intercity bus transportation, municipal transit, patient transportation and emergency department management services.

Certain statements contained in this release, including statements regarding the status of the Laidlaw bondholder securities litigation and the timeframe for completing the financial statements, that are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements involve certain risks, uncertainties and assumptions that include, but are not limited to: the possibility that the United States District Court or the Bankruptcy Court will not grant final approval of the settlement of the bondholder securities litigation or that any of the terms as approved by the courts may be less favourable to Laidlaw; the risk that the financial statements will not be completed within the timeframe discussed in this release; the risk that the reorganization will not become effective in a timely manner or on terms favourable to the reorganized company; the negotiating positions of various constituencies and the results of negotiations regarding litigation or restructuring plans; and the other risk factors detailed from time-to-time in the company's filing with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated.

- 30 -

Contact: Ivan R. Cairns, Senior Vice-President and General Counsel – Laidlaw Inc.
800-563-6072 ext. 202
Website: www.laidlaw.com

FORM 28
ANNUAL FILING

1. Reporting Issuer

Laidlaw Inc.
3221 North Service Road
Burlington, Ontario
L7R 3Y8

2. Jurisdiction Under Which Continued

Canada

3. Financial Year-end

August 31.

4. Voting Securities and Principal Holders of Voting Securities

As of January 15, 2002, there were 325,927,870 common shares outstanding, each carrying the right to one vote per share. The Company's articles do not include any provisions for cumulative voting. The articles of the Company provide that the directors may impose constraints on the right to transfer the common shares. To the knowledge of the directors or senior officers of the Company, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the common shares of the Company.

5. Directors

Each director is elected annually and holds office until the next annual meeting and until his successor is duly elected, unless his office is earlier vacated in accordance with the by-laws of the Company. On March 7, 2001, the Ontario Superior Court of Justice (the "Court") ordered that the Company call its next annual meeting of shareholders on or before January 15, 2002 or such other date as may be set by order of the Court. On January 11, 2002, the Court further ordered that the Company is relieved of any obligation to call or hold an annual meeting of shareholders until further order of the Court. The board presently consists of 11 directors. The following table shows information, as of January 15, 2002, concerning the directors of the Company.

Name and Age	Position with Company and/ or Principal Occupation	Director Since	Number of shares of the Company beneficially owned or over which control or direction is exercised
PETER N.T. WIDDRINGTON, 71	Corporate Director	1986	28,750 Common
JOHN R. GRAINGER, 52	President and Chief Executive Officer Laidlaw Inc.	1997	--
STEPHEN F. COOPER, 55	Managing Partner Zolfo Cooper, LLC (Business Advisory and Interim Management Firm)	2000	--
WILLIAM P. COOPER, 62	President and Chief Executive Officer Cooper Construction Limited (Construction Company)	1983	15,997 Common
JACK P. EDWARDS, 56	President and Chief Executive Officer American Medical Response, Inc. (Healthcare Transportation Company)	1996	31,918 Common
WILLIAM A. FARLINGER, 72	Chairman Ontario Power Generation Inc. (Public Utility)	1994	800 Common
DONALD M. GREEN, 69	President and Chief Executive Officer Greenfleet Ltd. (Investment Company)	1980	7,638 Common
MARTHA O. HESSE, 59	President Hesse Gas Company (Natural Gas Marketing Company)	1996	12,318 Common
WILFRED G LEWITT, 69	Chairman MDS Inc. (Health & Life Sciences Company)	1998	56,774 Common
GORDON R. RITCHIE, 57	Chairman, Public Affairs Hill and Knowlton Canada Limited (Consulting Company)	1994	9,385 Common
STELLA M. THOMPSON, 57	Principal Governance West Inc. (Consulting Company)	1994	--

FOOTNOTES:

1. The information as to shares beneficially owned or over which they exercise control or direction, not being within the knowledge of the Company, has been furnished by the respective directors individually.

BOARD COMMITTEES

The Company has an Audit Committee, which is composed of Messrs. Farlinger, Green, Lewitt and Ritchie. The function of the Audit Committee is to review the annual financial statements of the Company prior to their approval by the Directors, to review all interim financial statements and all financial statements included in any prospectus and to review all periodic reports on Form 10-Q or Form 10-K.

The Company also has an Executive Committee, which is composed of Messrs. Grainger, Lewitt, and Widdrington and Ms. Hesse. The Executive Committee may exercise all of the powers of the Board of Directors, except as restricted by the Board of Directors and the by-laws and articles of the Company.

The Company also has a Compliance and Ethics Committee which is composed of Messrs. W. Cooper and Widdrington and Ms. Hesse and Thompson; a Healthcare Committee which is composed of Messrs. Farlinger and Lewitt and Ms. Hesse and Thompson; a Human Resource and Compensation Committee which is composed of Messrs. W. Cooper, Edwards and Widdrington and Ms. Thompson; a Nominating and Corporate Governance Committee which is composed of Messrs W. Cooper, Green and Widdrington and Ms. Hesse, and a Transportation Committee which is composed of Messrs. Cooper, Green and Ritchie.

6. Executive Compensation

DIRECTORS' AND OFFICERS' REMUNERATION FROM THE COMPANY AND ITS SUBSIDIARIES

The following compensation information relates to amounts paid to the Chief Executive Officer and the four most highly compensated Executive Officers other than the Chief Executive Officer for the year ended August 31, 2001. They are referred to collectively as the "Named Executives".

SUMMARY COMPENSATION (1)

The following table sets forth the compensation of the Named Executives for the periods indicated.

Name and Principal Position	Year	Annual Compensation			Long Term Compensation	All Other Compensation ($)(3)
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities under Options Granted (#)	
John R. Grainger (4)	2001	$610,000	$210,000	0	0	$8,951
President and Chief Executive Officer	2000	$561,618	0	0	500,000	$7,865
	1999	$425,000	$154,441	0	150,000	$28,458
Ivan R. Cairns	2001	$320,000	$171,200	0	0	$8,793
Senior Vice-President	2000	$314,167	0	0	200,000	$7,680
and General Counsel	1999	$310,000	$26,000	0	100,000	$6,989
Wayne R. Bishop	2001	$230,198	$112,000	0	0	$11,009
Vice-President,	2000	$213,541	$30,750	0	45,000	$9,373
Controller	1999	$187,594	$60,500	0	15,000	$9.122
Jeffrey Cassell	2001	$228,787	$72,000	0	0	$11,471
Vice-President, Risk	2000	$213,541	$30,750	0	45,000	$9,774
Management	1999	$187,532	$40,500	0	15,000	$8,134
D. Geoffrey Mann	2001	$193,867	$67,000	0	0	$8,008
Vice-President, Treasury	2000	$181,250	$26,250	0	45,000	$10,594
	1999	$151,981	$38,100	0	15,000	$8,192

(1) Messrs. Grainger and Cairns are compensated in U.S. dollars. All other compensation amounts for them have been converted to U.S. dollars based upon average exchange rates per Canadian dollar of $1.5267, $1.4704 and $1.5087 for 2001, 2000 and 1999, respectively. Information for Messrs Bishop, Cassell and Mann is in Canadian dollars.

(2) The value of perquisites for each Named Executive is less than the lesser of $50,000 and 10% of the total annual salary and bonus.

(3) Includes contributions to Deferred Profit Sharing and Compensation Plans, the cost of Term Life Insurance and, in 1999, directors' fees for services provided to Safety-Kleen.

(4) Mr. Grainger became President and Chief Executive Officer on December 21, 1999.

LONG-TERM COMPENSATION PLANS

OPTION GRANTS IN FISCAL 2001

No options to purchase common shares were granted to the Named Executives during Fiscal 2001.

AGGREGATED OPTION EXERCISES DURING FISCAL 2001

AND OPTION VALUES AT AUGUST 31, 2001

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at August 31, 2001		Value of Unexercised in-the-Money Options at August 31,2001	
			Exercisable(#)	Unexercisable(#)	Exercisable ($)	Unexercisable($)
John R. Grainger	0	0	585,000	388,000	0	0
Ivan R. Cairns	0	0	424,000	196,000	0	0
Wayne R. Bishop	0	0	65,950	40,200	0	0
Jeffrey Cassell	0	0	75,300	40,200	0	0
D. Geoffrey Mann	0	0	47,700	39,300	0	0

Key Employee Retention Plans

The Company has approved Key Employee Retention Plans that are designed to ensure that the employees critical to the Company's restructuring efforts are provided with sufficient economic incentives and protections to remain with the Company and fulfill their responsibilities through the Company's financial restructuring process. Mr. J.R. Grainger received a retention benefit of 12 months' base salary, payable 25% on October 31, 2000, 25% on May 1, 2001 and 50% on October 31, 2001. Each of Messrs. Bishop, Cassell and Mann received a retention benefit of 75% of 18 months' base salary, payable 25% on October 31, 2000, 25% on May 1, 2001 and 50% on October 31, 2001.

Under a subsequent plan, each of Messrs. Bishop, Cassell, Mann and Cairns will receive a retention benefit of 50% of monthly base salary times months of service credited from November 1, 2001 until the later of the confirmation of the Company's plan of reorganization or the relocation of the Company's corporate headquarters, not in excess of 12 months. As of November 1, 2001 each was credited with 3 months' of service (which counts toward the 12 month limit). If the Company does not have a confirmed plan of reorganization in place by June 1, 2002, participants will receive 25% of the retention bonus payable as of that date.

Pension Plans

The Company provides Retirement and Deferred Savings Plans pursuant to which the Company will match 50% of the employee's contributions to the plan, provided that total annual contributions do not exceed the maximum allowable contributions under the relevant income tax law.

During fiscal 1995, the Company instituted a non-contributory Supplemental Executive Retirement Plan. The Plan provides a benefit equal to 1% of final average earnings up to $150,000 and 1.5% thereafter, multiplied by the number of years of credited service. Final average earnings would be the average of the highest consecutive five years earnings (including salary and bonus, not exceeding the target level) earned in the last ten years prior to retirement. The form of benefit would be a life annuity, guaranteed five years, reduced by government pension benefits.

The following table sets forth the annual amount (after deducting government pension benefits) that would be payable to the Named Executive Officers based on retirement at age 65, at various levels of remuneration and years of service.

SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN
Annual Pension Payable Upon Retirement at Normal Retirement Age

Remuneration	Years of Service				
	10	15	20	25	30
($)	($)	($)	($)	($)	($)
$200,000	$21,390	$32,084	$42,779	$53,474	$64,169
$300,000	$36,190	$54,284	$72,379	$90,474	$108,569
$400,000	$51,190	$76,784	$102,379	$127,974	$153,569
$500,000	$66,090	$99,134	$132,179	$165,224	$198,269
$600,000	$81,190	$121,784	$162,379	$202,974	$243,569
$700,000	$96,390	$144,584	$192,779	$240,974	$289,169
$800,000	$111,190	$166,784	$222,379	$277,974	$333,569
$900,000	$126,490	$189,734	$252,979	$316,224	$379,469
$1,000,000	$141,590	$212,384	$283,179	$353,974	$424,769
$1,100,000	$156,490	$234,734	$312,979	$391,224	$469,469
$1,200,000	$171,190	$256,784	$342,379	$427,974	$513,569
$1,300,000	$185,690	$278,534	$371,379	$464,224	$557,069
$1,400,000	$201,390	$302,084	$402,779	$503,474	$604,169
$1,500,000	$215,590	$323,384	$431,179	$538,974	$646,769

The credited years of service for the Named Executive Officers as at August 31, 2001 (assuming the individual meets certain conditions of continued employment with the Company) are as follows: J.R. Grainger - 13.29 years; I.R. Cairns - 19.82 years; W.R. Bishop – 6.42 years; J. Cassell – 6.42 and D.G. Mann 4.42 years.

Severance Agreements

The Company has entered into severance agreements with the Named Executives. The agreements generally provide for the payment of severance benefits if a change in control of the Company occurs and, within the two or three year period following the change in control, the Named Executive is terminated by the Company other than for cause, disability, retirement or death, or by the Named Executive for certain defined reasons such as a change in responsibilities, forced relocation, or a reduction in salary or benefits. The Named Executive will receive a lump sum severance payment equal to two or three times the average of the salary, bonus and cash value of benefits earned by the Named Executive in the previous two years. In addition, stock options granted to the Named Executives will fully vest on termination.

Compensation of Directors

Directors who are executive officers of the Company or its subsidiaries do not receive directors' fees. The annual compensation of the Chairman of the Board is Cdn. $245,000. The annual fee paid to each other director is Cdn. $25,000. An additional annual fee of Cdn. $3,500 is paid for each committee on which the director serves. The Audit Committee Chairman receives an additional Cdn. $6,000; other committee chairmen Cdn. $3,000. No additional fees are paid to members of the Executive Committee. Directors receive Cdn. $1,000 for each meeting of the Board or a committee attended. United States directors receive their compensation in U.S. dollars. No options to purchase common shares of the Company were granted to directors during fiscal 2001. During fiscal 2001, affiliates of Mr. Stephen F. Cooper were paid an aggregate of U.S. $9,111,143 for advisory services.

Composition of Human Resource and Compensation Committee

The Human Resource and Compensation Committee (the "Committee") reviews and takes action where needed concerning, among other things, compensation arrangements of the Chief Executive Officer and other designated officers. The following directors were members of the Committee during fiscal 2001:

William P. Cooper
Jack P. Edwards
Stella M. Thompson
Peter N.T. Widdrington

Report on Executive Compensation

In order to enable the Company to attract and retain key executives, the Company attempts to provide a total compensation program competitive with selected North American companies that operate similar businesses. The program rewards employees for both Company and individual performance, thereby linking compensation to the creation of shareholder value.

Compensation for each of the Named Executives consists of a base salary, an annual incentive plan in the form of a bonus opportunity and a long-term incentive plan in the form of an award of stock options. The Company provides Retirement and Deferred Savings Plans pursuant to which the Company matches 50% of the Named Executives' contributions to the plan, together with a non-contributory Supplemental Executive Retirement Plan.

In establishing base salary levels for the Named Executives, the Company obtains information on other enterprises from publicly available sources. During fiscal 2000, an independent consultant was retained to conduct a review of executive compensation arrangements. As a result of the Company's financial condition, key employee retention plans were adopted. Based on general economic conditions and competitive market factors, increases were granted to certain of the Named Executives in fiscal 2001.

The Named Executives are eligible for annual incentive bonus payments based on quantitative and qualitative factors. The quantitative component is determined by a comparison of financial results with targets approved by the Committee. For fiscal 2001, the base target bonus, amounting to 30% to 70% of base salary, could be achieved by meeting specified quantitative and qualitative goals. Additional bonus amounts of 50% of the base target bonus could be earned, if specific objectives were achieved. Bonuses were paid for fiscal 2001 to certain of the Named Executives in accordance with the objectives achieved.

The Company's long-term incentive plan has consisted of a stock option plan. No options were granted to the Named Executives in fiscal 2001.

Compensation of Chief Executive Officer

The compensation program as described above is equally applicable to the Chief Executive Officer.

John R. Grainger was appointed President and Chief Executive Officer on December 21, 1999. Hewitt Associates were retained by the Company to advise with respect to his compensation arrangements. At the time of his appointment, Mr. Grainger's base annual salary was adjusted to U.S. $600,000 and was adjusted to U.S. $624,000 in fiscal 2001.

Mr. Grainger's short-term incentive plan provides a target bonus award level of 70% of annual base salary, determined upon quantitative criteria approved by the Committee. In fiscal 2001, performance criteria were assessed on a quarterly basis. Although the quarterly objectives were not achieved, they were exceeded on a cumulative basis for the year and the Board of Directors approved a bonus payment to Mr. Grainger of 50% of the target bonus amount. Mr. Grainger will receive an incentive payment upon successful completion of the restructuring of the Company equal to U.S. $840,000 if the restructuring is completed by December 31, 2001 declining to U.S. $525,000 if completed after December 31, 2002.

In addition to participation in general company benefit programs, Mr. Grainger will, for each year of service commencing January 1, 2000 to a maximum of five years, be credited with an extra year of service under the Supplemental Executive Retirement Plan and his normal retirement age under the plan will be reduced by one year with no reduction in benefits.

Should Mr. Grainger be terminated for other than good cause, he is entitled to receive an immediate payment equal to 30 months total compensation based on the average of the two previous years, but not less than the current base salary, target bonus and other benefits.

No stock options were granted during fiscal 2001.

Report of the Human Resource and Compensation Committee of the Board of Directors.

(signed)	William P. Cooper, Chairman
(signed)	Jack P. Edwards, Member
(signed)	Stella M. Thompson, Member
(signed)	Peter N.T. Widdrington, Member

Performance Graph

The following graph compares the total cumulative shareholder return for $100 invested in common shares on August 31, 1996 with the cumulative total return of the Toronto Stock Exchange 300 Stock Index for the five most recently completed fiscal years. Dividends declared are assumed to be reinvested.

TSE 300 Stock Index vs. Laidlaw
Cumulative Value of a $100 Investment


250
200
150
100
50
0
1996
1997
1998
1999
2000
2001

	1996	1997	1998	1999	2000	2001
TSE 300	100.0	128.5	107.5	135.5	218.7	143.9
LAIDLAW	100.0	155.5	105.7	74.9	3.9	1.0

7. Indebtedness of Directors, Executive Officers and Senior Officers

No indebtedness has been incurred in connection with the purchase of securities of the Company by any present or former senior or executive officer or director of the Company. No indebtedness has been incurred, other than routine indebtedness, by all present or former senior or executive officers or directors of the Company.

8. Interests of Insiders and Material Transactions

Nil

9. Auditor of the Reporting Issuer

PricewaterhouseCoopers, LLP
Mississauga Executive Centre
One Robert Speck Parkway, Suite 1100
Mississauga, Ontario
Canada L4Z 3M3

10. Management Contracts

Nil.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Laidlaw Inc.

Date: January 31, 2002

By: /s/ Ivan R. Cairns
Ivan R. Cairns
Senior Vice-President
and General Counsel